UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated October 14, 2026, to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, October 14, 2026 Comisión Nacional de Valores

RE.: Telecom Argentina S.A.
Material Event

Dear Sirs,

I am writing to you in my capacity as Attorney-in-Fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), following up on the material event reported on June 18, 2026.

In this regard, we hereby inform you that, following the appointment of Together Business Consulting S.R.L. by the Argentine Antitrust Tribunal (Tribunal de Defensa de la Competencia) (“TDC”) as Monitoring Agent, the Company submitted to the TDC for consideration CPS Comunicaciones S.A. (“Metrotel”) as a potential purchaser of the mobile services and residential internet services customer packages referred to in the Remedy to which the economic concentration transaction was made subject, based on an offer previously submitted by Metrotel to the Company and its subsidiary, Telefónica Móviles Argentina S.A. (“TMA”), for the acquisition of both customer packages (the “Offer”).

Following the TDC’s approval of Metrotel as purchaser, the Company’s Board of Directors resolved on October 14, 2026 to accept the Offer and to proceed with the completion of the actions necessary to carry out the transaction contemplated therein, including the execution of the definitive agreements and the transfer by TMA and Telecom Argentina to Metrotel of the relevant assets contemplated in the Offer.

Accordingly, TMA will assign to Metrotel, on the terms and to the extent provided for in the Remedy, a customer base that will include mobile service subscribers and residential internet service subscribers; rights to use radiofrequency spectrum; rights to use certain physical infrastructure, including: (a) the Network Core and (b) the assets comprising the fiber-to-the-home network deployed in the Autonomous City of Buenos Aires; TMA’s contractual position under certain agreements necessary for the operation of the business; and, together with the Company, will enter into a Framework Sharing Agreement to the extent contemplated in the Remedy, which will include, among other things, RAN Sharing, Roaming and Passive Infrastructure Co-location agreements. The provision of certain transitional services in favor of Metrotel and a trademark license agreement for the use of the “Tuenti” trademark in the Republic of Argentina are also contemplated.

The transaction price will be four hundred fifty million U.S. dollars (U.S.$450,000,000), plus VAT and any other taxes that, pursuant to applicable regulations, must be added to the invoiced amount, which shall be paid in installments and will consist of the following components: (i) the sale, assignment and transfer of the relevant assets, and (ii) the Guaranteed Minimum under the Framework Sharing Agreement, as defined therein. The price does not include any amounts that may be applicable under the Ancillary Agreements, which shall be paid in accordance with the provisions thereof.

Sincerely,

Telecom Argentina S.A.

/s/Andrea V. Cerdán
Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	October 14, 2026	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations